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Exhibit 12.1

OnCure Holdings, Inc.
Computation of Ratio or Deficiency of Earnings to Fixed Charges
(in thousands, except ratio data)

	Six Months Ended June 30,		Year Ended December 31,
	2009	2010	2005	2006	2007	2008	2009
Earnings:
Income (loss) from continuing operations before income taxes	$3,588	$(10,035)	$1,761	$(18,082)	$(11,050)	$(7,341)	$30,009
Less: Equity interest in net earnings of joint venture	(457)	(298)	—	—	(959)	(1,144)	(738)
Plus: Distributed income of joint venture	591	358	—	—	426	1,434	1,205
Plus: Fixed charges	10,055	10,973	6,017	14,471	19,786	21,114	19,764

Earnings from continuing operations plus fixed charges(1)	$13,777	$998	$7,778	$(3,611)	$8,203	$14,063	$50,240

Fixed Charges:
Interest expense	$8,485	$9,466	$5,133	$12,640	$17,486	$18,258	$16,726
Interest component of rentals	1,570	1,507	884	1,831	2,300	2,856	3,038

Fixed Charges(2)	$10,055	$10,973	$6,017	$14,471	$19,786	$21,114	$19,764

Ratio of earnings to fixed charges	1.37	—	1.29	—	—	—	2.54
Coverage deficiency	—	$(9,975)	—	$(18,082)	$(11,583)	$(7,051)	—

(1)
Earnings consist of earnings (loss) before income tax expense (benefit) and fixed charges.

(2)
Fixed charges consist of interest expense, including amortization of deferred financing costs, plus the portion of rental expense considered to be representative of an interest factor.

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  Exhibit 12.1
OnCure Holdings, Inc. Computation of Ratio or Deficiency of Earnings to Fixed Charges (in thousands, except ratio data)